Exhibit 99.1

 NOTICE

2015 Q4 Results Conference Call and Webcast for Investors and Analysts

Date: Friday, February 12, 2016 Time: 11:00 a.m. (Eastern Time)

You are invited to participate in Brookfield Asset Management's 2015 Fourth Quarter Conference Call & Webcast on Friday, February 12, 2016 at 11:00 a.m. (Eastern Time) to discuss with members of senior management our results and current business initiatives.

These results will be released on February 12th prior to 8:00 a.m. (Eastern Time) and will be available following the release on our website at www.brookfield.com under "Press Releases." The Conference Call will also be Webcast live on our website, where it will be archived for future reference.

To participate in the Conference Call, please dial 1-800-319-4610 toll free in North America, or for overseas calls please dial 1-604-638-5340 at approximately 10:50 a.m. The Conference Call will also be Webcast live at http://services.choruscall.ca/links/bam20160212.html. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight February 26th, 2016. To access this rebroadcast, please call 1-800-319-6413 or 1-604-638-9010 (password: 00162#).

Brookfield Asset Management
Brookfield is a leading global alternative asset manager with approximately $225 billion of assets under management. We have over a 100 year history of owning and operating real assets with a focus on property, renewable energy, infrastructure and private equity.

We offer a range of public and private investment products and services which leverage our expertise and experience, and provide us with a distinct competitive advantage in the markets in which we operate. Brookfield has 700 investment professionals and 30,000 operating employees in 20 countries around the world. Further information is available at www.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

For more information, please contact:

Media:	Investors:
Andrew Willis Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Fax: (416) 363-2856 Email: linda.northwood@brookfield.com

January 19, 2016